EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH
ACCEPTANCE OF OFFERS OF TENDER

______ __, 20__

Dear Shareholder:

Constitution Capital Access Fund, LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you have been issued a note (the “Promissory Note”) entitling you to receive an initial payment in an amount equal to at least 90% of the value of the purchased Shares based on the unaudited value of the Fund as of August 29 2025, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal within 65 days after the Notice Due Date, unless the repurchase date of the Shares in the Fund has changed; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $10,000, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained in accordance with the terms of the tender offer. Such minimum ownership requirement may be waived by the Board, in its sole discretion. The Promissory Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Promissory Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Promissory Note provide that a final payment representing the balance of the purchase amount, if any, will be paid to you in full no later than 5 business days following the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2026.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (855) 551-2276.

Sincerely,

Constitution Capital Access Fund, LLC

______ __, 20__

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your shares in Constitution Capital Access Fund, LLC (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your shares in the Fund, you have been paid an amount equal to at least 90% of the value of the purchased shares in the Fund based on the unaudited value of the Fund as of August 29, 2025, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you in full no later than 5 business days following the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2026.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (855) 551-2276.

Sincerely,

Constitution Capital Access Fund, LLC

Enclosure

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